Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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July 3, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	OceanPal Inc.
Registration Statement on Form F-1 Filed June 18, 2025
File No. 333-288153

Dear Mr. Levenberg:

Reference is made to the Registration Statement on Form F-1 (the “F-1”) of OceanPal Inc. (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 18, 2025. By letter dated July 2, 2025 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the F-1.

On behalf of the Company, we respond to the Staff’s comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered comments in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in the Amendment No.1 to the F-1.

Registration Statement on Form F-1 filed June 18, 2025

Cover Page

1.
On the cover page and at page 8, you disclose that the Warrants also contain "certain anti-dilution protections, as further described herein." However, it does not appear that such anti-dilution protections are described in the prospectus. Please revise.

Response: In response to the Staff’s comment the Company has updated its cover page and disclosure on Page 8 of the Amendment No. 1 to the F-1 to remove reference to anti-dilution protections.

Exhibits

2.
We note that the Units include both Unit Shares and Warrant Shares and that the Common Shares will include preferred stock purchase rights, which you describe at page 91. However, we also note that the legality opinion filed as Exhibit 5.1 does not appear to cover the legality of such rights. Please obtain and file an expanded opinion to address the legality of such rights. For guidance, please see Section II.B.1.g. of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: In response to the Staff’s comment the legality opinion filed as Exhibit 5.1 has been updated to cover the legality of the preferred stock purchase rights.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).

Sincerely,

/s/ Edward Horton
Edward Horton